SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

National Fuel Gas Company 0000070145

Exact Name of Registrant as Specified in Charter Registrant CIK Number

Form U-1 (Exhibit E) File No. 70-10074

Electronic Report, Schedule or Registration SEC File Number, if available

Statement of Which the Documents Are A Part (give period of report)

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City ______, State of __________, _________, 2002.

____
(Registrant)

By: ....
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on July 19, 2002, that the information set forth in this statement is true and complete.

By: ....
Andrew F. MacDonald

Counsel for National Fuel Gas Company

DC #125066 v

Exhibit E

National Fuel Gas Company
Organizational Chart of Holding Company System
As of July 16, 2002



National Fuel Gas Company (Registered Holding Company)
100% Leidy Hub, Inc.
100% Seneca Resources Corporation
74% Empire Exploration Company (Limited Partnership)
Empire 1983 Drilling Program (Limited Partnership)
Empire 1983 Joint Venture (Limited Partnership)
100% National Fuel Exploration Corp.
100% Player Resources Ltd.
100% National Fuel Gas Distribution Corporation
100% National Fuel Gas Supply Corporation
100% Highland Forest Resources, Inc.
100% Niagara Independence Marketing Company
33 1/3%* DirectLink Gas Marketing Company
100% Seneca Independence Pipeline Company
33 1/3% Independence Pipeline Company
100% Horizon Energy Development, Inc.
100% Horizon Energy Holdings, Inc.
100% Horizon Energy Development B.V.
100% Sceptre Power Company
85.163% United Energy, a.s. (FUCO)
100% Horizon Energy Development, s.r.o.
100% Lounske tepelne hospodarstvi, s.r.o.
49% Teplo Branany, s.r.o.
70% Teplarna Liberec, a.s. (FUCO)
100% ENOP Co., s.r.o.
100% Upstate Energy, Inc.
50% Roystone Gas Processing Plant Partnership
100% Data-Track Account Services, Inc.
100% Horizon Power, Inc.
50% Seneca Energy II, LLC
50% Model City Energy, LLC
50% Energy Systems Northeast, LLC
100% National Fuel Resources, Inc.

* No capital has been contributed to date.